UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

IEC ELECTRONICS CORP.
(Exact name of registrant as specified in its charter)

Delaware	001-34376	13-3458955
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation or organization)	File Number)	Identification No.)

105 Norton Street, Newark, New York 14513
(Address of Principal Executive Offices) (Zip Code)

Thomas L. Barbato
Senior Vice President and Chief Financial Officer
  315-331-7742
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the period from January 1 to December 31, 2018.

Section 1	Conflict Minerals Disclosure
Item 1.01	Conflict Minerals Disclosure and Report

Introduction

Our Business

IEC Electronics Corp. (“IEC Electronics,” “we,” “our,” “us,” or the “Company”) provides electronic manufacturing services to advanced technology companies that produce life-saving and mission critical products for the medical, industrial, aerospace and defense sectors. We specialize in delivering technical solutions for the custom manufacture of complex full system assemblies by providing on-site analytical testing laboratories, custom design and test engineering services combined with a broad array of manufacturing services encompassing electronics, interconnect solutions, and precision metalworking. We manufacture complex printed circuit boards and system-level assemblies, a wide array of cable and wire harness assemblies and precision metal components. We are headquartered in Newark, NY and also have operations in Rochester, NY and Albuquerque, NM. Conflict minerals are necessary to the functionality or production of the products that we manufacture for our advance technology customers pursuant to the designs they provide to us.

Our Conflict Minerals Program

Our Conflict Minerals Program conforms to the Organisation for Economic Co-operation and Development (“OECD”) “Five- Step Framework for Risk-Based Due Diligence in the Mineral Supply Chain” as reasonable within the context of our business and supply chain:

STEP 1: Establish strong company management systems. STEP 2: Identify and assess risk in the supply chain.
STEP 3: Design and implement a strategy to respond to identified risks.
STEP 4: Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain. STEP 5: Report on supply chain due diligence.

Our Conflict Minerals Sourcing Policy

Our Conflict Minerals Sourcing Policy is available at https://www.iec-electronics.com/about/social-responsibility.

Our Supply Chain

As a provider of electronic manufacturing services, IEC Electronics is generally directed by our many customers to procure specific materials and components from a large number of specific manufacturers. In many cases, IEC Electronics purchases these materials and components from approved distributors and not directly from manufacturers. Due to this supply chain design, IEC Electronics has no direct interaction with smelters/refiners and no direct influence on smelter/refiner selection.

Reasonable Country of Origin Inquiry

IEC Electronics conducted a reasonable country of origin inquiry (“RCOI”) in good faith and in accordance with an internationally recognized framework. The RCOI included engaging a third-party vendor to assist in supplier data collection, management, and aggregation. As a result of the RCOI, IEC Electronics was unable to definitively determine if the conflict minerals used in the production of applicable products benefited armed groups in the Covered Countries.

The Conflict Minerals Report for the calendar year ended December 31, 2018 filed herewith as Exhibit 1.01, is available at https://www.iec-electronics.com/about/social-responsibility.

Item 1.02	Exhibit

A copy of the Conflict Minerals Report for the year ended December 31, 2018 is filed herewith as Exhibit 1.01.

Section 2	Exhibits
Item 2.01	Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

IEC Electronics Corp.
(Registrant)

May 29, 2019	By:	/s/ Thomas L. Barbato
Thomas L. Barbato
Senior Vice President and Chief Financial Officer